02 JUL -9 AM 11:05

GUS

Ref: PGC/klf

21 June 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

United States Securities
And Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA


02042455

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose copies of the relevant documents issued from 14 March 2002 to today's date. For completeness a list of these documents is attached to this letter.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

DOCUMENTS PASSED TO SEC – 21 JUNE 2002

COMPANIES HOUSE FILINGS			
•	2 April 2002	-	Forms 88(2) re allotment of shares
•	18 April 2002	-	Forms 88(2) re allotment of shares
•	3 May 2002	-	Forms 88(2) re allotment of shares
•	15 May 2002	-	Forms 88(2) re allotment of shares
•	29 May 2002	-	Forms 88(2) re allotment of shares
•	10 June 2002	-	Forms 88(2) re allotment of shares
•	20 June 2002	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS			
•	19 March 2002	-	Acquisition of Comsumerinfo.com
•	22 March 2002	-	Interest in shares
•	16 April 2002	-	Second half trading update
•	24 April 2002	-	Shareholder letter
•	29 May 2002	-	Results for year ended 31 March 2002
•	29 May 2002	-	Burberry partial IPO *
•	31 May 2002	-	Director shareholdings
•	5 June 2002	-	Directorate change and own shares (2 ann'ts)
•	13 June 2002	-	Director shareholding

* Not enclosed as circular is publicity

PAUL COOPER
21 JUNE 2002

02 JUL -9 AM ... 05



Ref: PGC/klf

2 April 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	22	03	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	**1,470**		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: See attached list Address: UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,470
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed David Mayes **Date** 2 April 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/ExC/JN/3776

Tel 0161 277 4064

DX number DX exchange

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 20MAR02 TO 20MAR02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
COPESTAKE PAMELA ANN /MRS. 14 ROWAN CLOSE BIDDULPH MOOR STOKE ON TRENT STAFFORDSHIRE ST8 7TR	520
GROVE JA /MR. 33 HUMBER ROAD RONKSWOOD WORCESTER WORCESTERSHIRE	46
HAMLIN STEVE J /MR. 14 WESTONS BRAKE EMERSONS GREEN BRISTOL BS16 7BP	46
MULLEN BEN /MR. 11A BLAIRHALL AVENUE SHAWLANDS GLASGOW G41 3BA	143
MUSSELL DAWN /MISS. 2 TONBRIDGE COTTAGES CROWN LANE WYCHBOLD DROITWICH	130
SCANLON ROBERT /MR. 13 GRANGE PARK ROAD BLACKLEY MANCHESTER M9 7AF	585
NUMBER OF ACCOUNTS : 6	1470

*****END OF REPORT *****

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	03	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	**39,925**	**55,818**	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	375.70p	612.70p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard	ORDINARY	95,743
London		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [illegible]

Signed [signature] **Date** 2 April 2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/ExC/ST/3783

Tel 0161 277 4064

DX number DX exchange

02 JUL -9 AM 11:16

Ref: PGC/klf

18 April 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS


88(2

Return of Allotment of Sha

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	**3,603**		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name See attached list Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 3,603
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed David Tyler **Date** 16.4.02

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/ExC/JN/3946 Tel 0161 277 4064

DX number DX exchange

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 05APR02 TO 05APR02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
CLARE JONELLE /MRS. 8 ISAAC WALK ST JOHNS WORCESTER WR2 5EQ	390
FRASER JAMES L /MR. 47 BELFIELD AVENUE EAST CALDER LIVINGSTON WEST LOTHIAN EH53 0QY	143
KEYMS DERIAN ALISON /MS. 27 NEW CRANE WHARF 4 NEW CRANE PLACE WAPPING LONDON E1W 3TS	455
LUBY ELIZABETH /MRS. 2 HYACINTH CLOSE OLD FARM ST PETER THE GREAT WORCESTER	390
MUGRIDGE PAUL /MR. 40 HILLTOP ROAD WHYTELEAFE SURREY CR3 0DD	716
SHORROCKS JANET M /MRS. 1 SPRINGWATER CLOSE HARWOOD BOLTON LANCS BL2 4NT	143
VENNELLS PAULA /MRS. RUSHEY FORD HOUSE WEST END ROAD KEMPTON BOX END BEDS MK438RU	390
WHITE KEITH W /MR. 1 LINDALE CLOSE ANSTON SHEFFIELD SOUTH YORKSHIRE	260
WILSON PHILIP ARTHUR /MR. 51 WOODLANDS DRIVE GOOSTREY CHESHIRE CW4 8JH	716

Attachment to Form 88(2)
[illegible]
April 2002

```
                              -------                                                                 -----------
NUMBER OF ACCOUNTS :        9                                                                                3603

*****END OF REPORT *****
```

Exemption No. 82-5017

02 JUL -9 AM 11:16

GUS

Ref: PGC/klf

3 May 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,120		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	612.7p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited ESOS A/C 142CN ID Address: 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 6,120
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed *[signature]* Date 3 May 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E4166-67 Tel 0161 277 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	**2,244**		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	612.7p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address: 12 Tokenhouse Yard, London	ORDINARY	2,244
UK Postcode: EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 3 May 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/ExC/AndyG/4056

Tel 0161 277 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	**12,457**	**8,020**	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	375.7p	612.7p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 20,477
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 3 MAY 2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/ExC/AndyG/4139 Tel 0161 277 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,034		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name see attached list	Class of shares allotted	Number allotted
Address	ORDINARY	7,034
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 5

Signed David Marks Date 3 May 2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/ExC/JN/4144 Tel 0161 277 4064

DX number DX exchange

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 19APR02 TO 19APR02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BANNERMAN GRAHAME A /MR. 2 OCHIL COURT LINDSAYFIELD EAST KILBRIDE G75 0GJ	143
BRUNNING ERIC J /MR. 31 BANNOCKBURN WAY BILLINGHAM CLEVELAND TS23 3QN	468
CHADWICK JEFFREY P /MR. 118 DOROTHY AVENUE NORTH PEACEHAVEN EAST SUSSEX BN10 8DS	312
CORMACK IAN /MR. 28 BEATRICE STREET SWINDON SN2 1BB SN2 1BB	78
COWAN JANETTE G /MRS. 2 AGATHA GARDENS IVY LANE FERNHILL HEATH WORCS WR3 8PB	312
DIXON RICHARD /MR. 16 KILDALE CLOSE HOWDALE ROAD SUTTON HULL HU8 9NW	286
DOBLE ROGER G /MR. MATSU SWANPOOL FALMOUTH CORNWALL	781
DOBSON JULIAN M /MR. 237 ORPHANAGE ROAD ERDINGTON BIRMINGHAM B24 0BD	143
FARRANT KATHLEEN /MRS. 5 EDALE ROAD FARNWORTH BOLTON BL4 9PB	286
HANCOX PAUL /MR.	156

34 HOUTING
DOSTHILL
TAMWORTH
STAFFORDSHIRE

HEARDMAN NEIL /MR. 57
69 MCCARTHY CLOSE
OAKWOOD
WARRINGTON

HICKEY KIETH /MR. 125
10 BOWFIELD ROAD
LIVERPOOL
L19 9AT

HILL JUDY A /MRS. 182
17 THE GREEN
ALDBOURNE
MARLBOROUGH
WILTS

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
KNIGHT CARL /MR. 45 LONGFELLOW ROAD BEECHWOOD PARK WORCESTER WR3 8DY	71
LEVEL ANNE /MRS. 43 SHERBURN PARK DR ROWLANDS GILL TYNE & WEAR NE39 1QU	57
MACROW ELAINE /MS. 4 GORSEY WAY COLESHILL WARWICKSHIRE B46 1LR	57
MASON ANDREW /MR. 9 LIME KILNS GRENDON ROAD POLESWORTH TAMWORTH	93
NICHOLL ARTHUR /MR. 75 WINDSOR ROAD HALESOWEN WEST MIDLANDS B63 4BE	85
ORME DAVID /MR. 13 FERN ROAD COMER GARDENS WORCESTER WR2 6HR	71
PAGE MALCOLM R /MR. 59 WESTFIELD ROAD BELGRAVE DRIVE HULL HU4 6EA	781
PERRY KENNETH G /MR. 28 FOXGLOVE RISE MAIDSTONE KENT ME14 2AF	78
PHILLIPS CARISSA /MRS. 8 FLUELLEN PLACE BICESTER OXFORDSHIRE OX26 3ZE	260
REID ANTHONY J /MR. 12 SHERIFFS LEA OFF BANKS ROAD TOTON NOTTS	781
ROSS SHARON /MISS. 5 LLAY PLACE AVENUE	156

LLAY
WREXHAM

SEYMOUR SUZANNE /MISS. — 91
22 FAIRFAX PLACE
LONDON
NW6 4EH

SOMERVELL JOHN MATTHEW /MR. — 781
BURGAGE COTTAGE
BURGAGE LANE
SOUTHWELL
NOTTINGHAMSHIRE
NG25 0ER

TWIST GARRY /MR. — 156
72 HOVERINGHAM DRIVE
EATON PARK
BERRYHILL
BUCKNALL

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
WHALLEY HELEN /MRS. 3 CHEVIOT CLOSE WIGAN LANCASHIRE WN3 6DU	187
NUMBER OF ACCOUNTS : 28	7034

****END OF REPORT *****

Wolmann N
825017

02 JUL -9 AM 11: 15

GUS

Ref: PGC/klf

15 May 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,933		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See Attached List	Class of shares allotted	Number allotted
Address	ORDINARY	4,933
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed David Morris. Date 15 May 2002

A ~~director~~/ ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ Secretary *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/ST4294 Tel 0161 277 4064

DX number DX exchange

SHARES ALLOTTED

MPANY : GUS PLC
CURITY : ORDINARY 25P SHARES

LOTMENT PERIOD : FROM 03MAY02 TO 03MAY02

OLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
RYSON ROSEMARY /MRS. 48 STRATFORD CALDERWOOD EAST KILBRIDE GLASGOW	793
ERRY GRAHAM P /MR. 78 BEACH RD ELLOUGHTON HULL HU15 1JY	317
LETCHER IAN /MR. 12 BROWFIELD VIEW KEIGHLEY WEST YORKSHIRE BD22 6LQ	651
ILL CHRISTINE /MRS. 717 BRIERCLIFFE ROAD BURNLEY LANCASHIRE BB10 2EZ	286
ALL KEITH /MR. 39 PRINGLE ROAD BRINSWORTH ROTHERHAM S YORKS	317
ONES NICHOLAS D /MR. 19 WHITE PARK CLOSE MIDDLEWICH CHESHIRE CW10 9GB	716
SEPH JULIE H /MRS. ELAH IGHER BURNE ICKINGTON EWTON ABBOT EVON TQ126PA	158
NWRIGHT PAUL /MR. 6 CHAPEL FIELD AMLINGAY ANDY EDFORDSHIRE	793
TCHELL ROBERT /MR. 3 DAWES AVENUE EST BROMWICH EST MIDLANDS 70 7LT	174
LEARY BRIAN M /MR. 38 HAWES LANE	317

WEST WICKHAM
KENT
BR4 9AQ

ATEL GOMTI /MISS. 2 GARFIELD GROVE BOLTON LANCS BL3 5AY	158
UINCE IAN F /MR. 35 CHERRY WALK CHAPELTOWN SHEFFIELD S35 1QR	95
ILLIAMSON COLIN /MR. 71 NORTH STREET RATHO NEWBRIDGE MIDLOTHIAN EH28 8RP	158
NUMBER OF ACCOUNTS : 13	4933

*****END OF REPORT *****

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,394		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	375.7p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited ESOS A/C 142CN ID Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 3,394
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 15 Aug 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E4166-67 Tel 0161 277 4064

DX number DX exchange

Ref: PGC/klf

29 May 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
22	05	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,784		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See Attached List	Class of shares allotted	Number allotted
Address	ORDINARY	3,784
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] Date 22 — 5 — 02

~~A director~~ / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/ST4455 Tel 0161 277 4064

DX number DX exchange

Attached to Form 88(2) dated 24/5/02

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 17MAY02 TO 17MAY02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
AVIS RAYMOND P /MR. 27 WHITEHOUSE ROAD SOUTH WOODHAM FERRERS ESSEX	34
BAXTER PAUL ANTHONY /MR. 34 MEADOW WAY LEEDS LS17 7QZ	234
BIRCH ALAN /MR. 43 REACH CLOSE ST MARGARETS AT CLIFFE DOVER KENT	57
BLOOMFIELD PETER ROY /MR. 37 PARK VIEW CREWKERNE SOMERSET TA18 8HS	68
CASSIDY DAVID F F /MR. OLD HALL COURT BISHOPS FROME WORCESTER WR6 5BY	171
DAVIES RON A /MR. 15 CREDENLEIGH CRADLEY NR MALVERN WR13 5NB	12
GARFIELD CRAIG STUART /MR. THE YOKE BROMYARD ROAD CRADLEY MALVERN	70
HEARD LESLEY /MRS. 96 YORK ROAD CHINGFORD LONDON	83
HIRD MICHAEL /MR. 31 BARRY STREET BURNLEY BB12 6DT	137
JUHASZ MIHALY JOSEF /MR. 33 GILSWAY KINGSTHORPE NORTHAMPTON NN2 8HT	158
MALONEY CAROLE ANNE /MRS.	158

Attached to Form 88(2) dated 21/4/92

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
PETERS PATRICIA ANN /MRS. 18 ELIZABETH AVENUE CLAINES WORCESTER WR3 7HQ	65
PIPER KAREN J /MISS. 15 WOODPECKER DRIVE HAILSHAM EAST SUSSEX BN27 3EZ	62
ROBERTSON DAVID /MR. 4 CHURCH COURT PHILPSTOUN LINLITHGOW WEST LOTHIAN	143
SENIOR ANN /MRS.,DECD 27 POPLAR RISE LEEDS WEST YORKSHIRE LS13 4SQ	651
TYPA MARIA /MISS. 62 HEREFORD ST OLDHAM LANCS OL9 7RE	20
WARWICK MARK E /MR. 16 HARTING ROAD WICK LITTLEHAMPTON WEST SUSSEX	651
WOOD LESLEY /MISS. 2 AIRLIE COURT 21 LETHINGTON AVENUE GLASGOW G41 3HE	476
WOODS F /MR. 9 LONGTON LANE RAINHILL MERSYSIDE L35 4LG	93
NUMBER OF ACCOUNTS : 22	3784

*****END OF REPORT *****

Company No. 825017

02 JUL -9 AM 11:16

GUS

Ref: PGC/klf

10 June 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Da⁻ or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
22	05	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	162		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Mr.David Houlihan Address Saimhe, Hanlonstown, Navan, Co Meath, Republic of Ireland UK Postcode	Class of shares allotted ORDINARY	Number allotted 162
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
ame Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 30 — 5 — 02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/ST4294 Tel 0161 277 4064

DX number DX exchange

Attachment A
Form 88(2)
dated 30/5/02

GUS IRELAND
Allotment Schedule No 1

Name and Address	Date of Grant	Monthly Cont Local Currency	Contributions Made	Interest	Total Saved	Sterling equiv @ 0.62503	Option Price (p)	Options Held	Options Exercisable	Total Cost	Refund
Mr.David Houlihan Saimhe Hanlonstown Navan Co Meath	09-Feb-01	€ 82.52	12	€ 10.69	€ 1000.93	**£625.61**	384.00	522	162	£622.08	£3.53

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	05	02			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,363		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name See Attached List Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 5,363
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 10 June 2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E4585 Tel 0161 277 4064

DX number DX exchange

Attachment to Form 88(2) dated 10 Sep 2002

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 29MAY02 TO 29MAY02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BANNERMAN SUSAN /MRS. 27 MIDDLEFIELD EAST KILBRIDE GLASGOW G75 0HJ	171
CALVERT TRACEY J /MRS. 25 LINCOLN ROAD BURSLEM STOKE ON TRENT ST6 3DB	158
CAREY DAVID P /MR. 23 SUNNYSIDE WALK WARREN PARK HAVANT HANTS PO9 4HG	515
CATTERALL KEITH /MR. 44 BLACKAMOOR ROAD GUIDE BLACKBURN LANCASHIRE	171
CHAPMAN JOANNE /MISS. 75 SYCAMORE AVENUE CHADDERTON OLDHAM OL9 8BB	125
COOKSEY RICHARD /MR. 24 LYDFORD ROAD BLOXWICH WALSALL WEST MIDLANDS	130
COOPER ELAINE SUSAN /MISS. 140 SHIRE ROAD CORBY NORTHAMPTONSHIRE	171
GALE JEREMY /MR. 9 NORTON CLOSE WORCESTER WR5 3BY	635
JEFFRIES BRENDA P /MRS. BREGAR BUNGALOW INTERFIELDS NR LEIGH SINTON	238
MARLON STEPHEN J /MR. 44 CECIL ROAD NORTHAMPTON NN2 6PQ	343

MOSS COLIN JOHN /MR. 23 THE DINGLE DAVENTRY NORTHANTS NN11 4DJ	856
PHILLIPS MICHAEL A /MR. 125 CHRISTINE AVENUE RUSHWICK WORCESTER WR2 5JT	127
PRICE STEPHEN A /MR. 3 PARKSTONE CRESCENT HELLABY ROTHERHAM SOUTH YORKSHIRE	34

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
RICHARDSON IAN KENDALL /MR. 8 CALEDONIA COURT KIRKHAMGATE WAKEFIELD WF2 0RQ	317
ROBERTS MARK /MR. 26 FFORDD GRYFFYDD LLAY WREXHAM LL12 0RT	68
ROWLANDS JANETTE /MRS. TALWRN FARM PICKHILL MARCHWIEL WREXHAM CLWYD LL130UP	343
THELWELL JOYCE /MRS. 71 HOLCOMBE CLOSE KEARSLEY BOLTON LANCASHIRE BL4 8JU	63
WALTERS MICHAEL A /MR. 25 PEMBROKE WAY STEFAN HILL DAVENTRY NORTHANTS	793
WHALEY MARCUS ALAN /MR. 50 PARKFIELD ROAD OLDBURY WEST MIDLANDS B68 8PT	103
NUMBER OF ACCOUNTS : 19	5363

*****END OF REPORT *****



GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Ref: PGC/klf

20 June 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS


88(2)

Return of Allotment of Share.

O83

ɔany Number: 146575

pany name in full: GUS plc

'es allotted (including bonus shares):

ɔr period during which s were allotted *res were allotted on one date hat date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	17	06	2002			

; of shares *ıry or preference etc)*	Ordinary		
ɔer allotted	2,799		
nal value of each share	25p		
ınt (if any) paid or due on each ; *(including any share premium)*	384p		

'he names and addresses of the allottees and the number of shares allotted to each overleaf

; allotted shares are fully or partly paid up otherwise than in cash please state:

at each share is to be ed as paid up			

ideration for which ıares were allotted *nformation must be supported by ly stamped contract or by the duly ed particulars on Form 88(3) if the ct is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See Attached List	Class of shares allotted	Number allotted
Address	ORDINARY	2,799
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Dava Meiuts Date 19 — 6 — 02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E4717 Tel 0161 277 4064

DX number DX exchange

	SHARES ALLOTTED
DAVIES FIONA M /MISS. 267 HINDLEY ROAD DAISY HILL WESTHOUGHTON BOLTON	79
NELSON DAVID /MR. 5 INGLEBY CLOSE STANDISH WIGAN WN6 0NS	651
OLDRIDGE JANET /MRS. 17 WESTBOURNE GROVE GOOLE NORTH HUMBERSIDE DN14 6NA	78
TANZILLI PETER JOSEPH /MR. TANRISTER GRANGE LANE INGHAM LINCOLN	796
WATSON SEAN /MR. 54 LESLIE PARK BURNHAM ON CROUCH ESSEX CM0 8SZ	158
WHITE STEPHEN LESLIE /MR. 1 MILLFIELD CLOSE BURTON JOYCE NOTTINGHAM NG14 5AA	651
WICKETT MATTHEW A /MR. 14 BLUEBELL CLOSE MALVERN WORCESTERSHIRE WR14 3QR	318
WILSON CHRISTOPHER A /MR. 70 GARDEN STREET CASTLEFORD WEST YORKSHIRE WF10 5AP	68

NUMBER OF ACCOUNTS : 8

2799

Continuation sheet attached to form 88(2) dated 18 June 2002

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Share

y Number	146575
y name in full	GUS plc

llotted (including bonus shares):

iod during which e allotted *re allotted on one date te in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	19	06	2002			

hares *preference etc)*	Ordinary		
lotted	644		
lue of each share	25p		
any) paid or due on each *ding any share premium)*	384p		

mes and addresses of the allottees and the number of shares allotted to each overleaf

tted shares are fully or partly paid up otherwise than in cash please state:

h share is to be paid up			

on for which were allotted *on must be supported by ed contract or by the duly culars on Form 88(3) if the in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

es house receipt date barcode

m has been provided free of e by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs.Margaret Harper Address 98 St Peters Road, Walkinstown, Dublin 12, Republic of Ireland UK Postcode	Class of shares allotted ORDINARY	Number allotted 644
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

ned ______________________ Date 19 — 6 — 01

director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

se give the name, address, hone number and, if available, number and Exchange of the on Companies House should ct if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Int/3078 Tel 0161 277 4064

DX number DX exchange

GUS IRELAND
Allotment Schedule No 1

Name and Address	Date of Grant	Monthly Cont Local Currency	Contributions Made	Interest	Total Saved	Sterling equiv @ 0.64150	Option Price (p)	Options Held	Options Exercisable	Total Cost	Refund
Mrs.Margaret Harper 96 St Peters Road Walkinstown Dublin 12	09-Feb-01	€ 317.44	12	€ 47.56	€ 3856.84	£2,474.16	384.00	2010	644	£2,472.96	£1.20

Continuation Sheet for Form 88(2) [illegible] 19 June 2002

Exemption no
82 5017

19 March 2002

GUS plc
ACQUISITION OF CONSUMERINFO.COM FOR $130M

GUS plc, the retail and business services group, today announces that Experian North America has reached an agreement to acquire ConsumerInfo.com for $130m in cash from Homestore.com, Inc. (NASDAQ: HOMSE). This acquisition is subject to Hart-Scott-Rodino antitrust clearance and other customary closing conditions.

ConsumerInfo.com is the leading supplier of online credit reports, scores and related information to consumers in the United States. In the year to December 2001, it made a small operating profit on sales of $50m. The business has generated an operating profit each month since September 2001 and is expected to be immediately earnings enhancing for GUS. ConsumerInfo.com has been cash positive during the last twelve months. It will have no net debt at the time of acquisition.

About three quarters of ConsumerInfo.com's revenue comes from membership subscriptions. For an annual subscription of $79.95, members can access their credit reports as often as desired, monitor their files monthly to see, for example, which organisations have requested their credit status and take advice on managing credit and debt levels. At 28 February 2002, ConsumerInfo.com had 778,000 members, up from 492,000 a year previously. The rapid growth in this business follows the trend of consumers wanting to take greater control of their own finances and closely monitor their creditworthiness. The remainder of its revenues comes from the sale of one-off online credit reports and scores at prices between $9.95 and $44.95 each.

ConsumerInfo.com operates in high growth markets and is complementary to Experian's existing services.

Direct-to-consumer a growing market: Experian believes that selling credit services direct to consumers is a high growth market in the US. By carefully monitoring and managing their credit files, consumers can actively influence both the amount of credit available to them and the rate of interest they pay. The services available also help reduce the growing problems of credit card fraud and identity theft. Experian estimates that about one million consumers currently subscribe to an on-line credit information service and this is set to show future rapid growth.

Complements existing Experian services: ConsumerInfo.com complements Experian North America's existing direct to consumer services, Experian.com and CreditExpert.com, which together represent an important source of future growth for Experian. It will broaden the reach and distribution of Experian's products. In addition, ConsumerInfo.com's existing management team brings experienced consumer marketing expertise into Experian North America.

First mover advantage: ConsumerInfo.com was the first company to offer online credit reports and monitoring to consumers in 1997 and remains market leader. Through 100 co-branded sites and over 65,000 affiliates, seven million consumers visit its website monthly.

Cross-selling opportunities: The acquisition of ConsumerInfo.com will strengthen Experian's relationship with consumers and will enable it to cross-sell additional existing products such as Vehicle History Reports and real estate information.

Don Robert, Chief Operating Officer of Experian North America, said:
"This acquisition is an opportunity to expand significantly our reach into the direct to consumer market – a major growth strategy for Experian North America. ConsumerInfo.com has a powerful distribution network and an experienced management team. With them, we will be able to leverage the power of our core credit file and analytical tools and deliver them to fast growing new markets."

Ed Ojdana, Chief Executive Officer and founder of ConsumerInfo.com, said:
"Being part of Experian North America will enable us to develop faster. As well as continuing to serve the hundreds of thousands of consumers with whom we have built relationships, Experian brings us immediate access to new channels via its sales force and strategic client relationships."

Enquiries:

GUS	David Tyler	Finance Director	Tel: 020 7495 0070
	Fay Dodds	Investor Relations	
Finsbury	Rupert Younger		Tel: 020 7251 3801
	Rollo Head		

The announcement is also available on the GUS web site www.gusplc.com.

The following web sites illustrate the range of direct to consumer credit report and score services now available from Experian North America:

www.experian.com
www.creditexpert.com
www.consumerinfo.com

Ref: PGC/klf

22 March 2002

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	020505
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 22 March 2002 GUS plc received a notification dated 18 March 2002 from Legal & General Investment Management Limited, pursuant to Sections 198 to 208 of the Companies Act 1985, advising that, consequent upon the transfer into management of 299,646 shares on 15 March 2002, they hold 30,409,592 ordinary shares of 25p each in this Company. This holding represents 3.02% of the issued ordinary share capital of the Company.

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

Your Fax: 0161 277 4056


Legal & General

18 March, 2002

Great Universal Stores
Universal House
Devonshire Street
Manchester
M60 1XA
Attn: Company Secretary

Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH
Telephone 020 7489 1888

Companies Act 1985 - Disclosure of Interest in shares

Consequent upon a transfer into management of 299,646 shares on the 15 March 2002, we now hold the following number of shares which are not subject to a concert party and will be registered as follows:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/c 886603	2,180,952	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	4,621,385	
HSBC Global Custody Nominee (UK) Ltd A/c 754612	275,000	
HSBC Global Custody Nominee (UK) Ltd A/c 252605	582,976	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	705,661	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	20,938,644	
HSBC Global Custody Nominee (UK) Ltd A/c 130007	269,674	
HSBC Global Custody Nominee (UK) Ltd A/c 904332	85,300	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	750,000	
	30,409,592	3.02%

Please note that this percentage is based on our understanding that your issued share capital is 1,006,556,346.

Please address any queries you may have to Michelle Lawrence on 0207 528 6701.

Yours faithfully,

Kate Jarvis
Group A Signatory

Lee Toms
Group B Signatory

Andrew Fairhurst / Kristina Hughman
Group C Signatory

Legal & General
Investment Management Limited
Registered in England No. 2091894
Registered Office: Temple Court,
11 Queen Victoria St., London EC4N 4TP

Rule 12g3-2(b) File No. 82 5017

16 April 2002

GUS PLC
SECOND HALF TRADING UPDATE

GUS plc, the retail and business services group, today issues its regular update on trading in its main businesses.

John Peace, Group Chief Executive of GUS, said:

"GUS has completed another successful year, with a particularly strong performance from Argos Retail Group. This has been despite difficult trading conditions in some of our markets. We are looking forward to the coming year with confidence."

Experian

% change in sales year on year for the six months to 31 March 2002

	% Total	% Underlying*
Global Experian	5	2
Experian UK	9	7
Experian Rest of World	20	11
Experian International	13	9
Experian North America	1	(2)

* Underlying sales growth excludes acquisitions and divestments and is at constant exchange rates.

Experian's total worldwide sales for the second half increased by 5%.

Experian International, which accounts for over one third of worldwide sales, grew total sales by 13% in the second half. In the UK, underlying sales were 7% up, reflecting good growth in all parts of the business, except Marketing Information, which saw continued weakness in demand from the financial services sector. For Experian Rest of World, underlying sales increased by 11% in the second half, led by double-digit growth in Credit Solutions and Outsourcing.

Sales in Experian North America were 1% up in the second half of the year and 2% down on an underlying basis, but this must be viewed against tough comparatives in the fourth quarter last year. Credit Information and Credit Solutions sales increased in the period, led by growth in core credit reports and new products such as direct-to-consumer, fraud detection and authentication solutions. As also reported by other marketing services companies, marketing activity by US corporate clients, especially in the retail, catalogue and publishing sectors, remains weak. Accordingly, sales in Marketing Information, Marketing Solutions and Outsourcing, which together account for about 40% of sales, were below the levels of last year.

FARES, the real estate information joint venture, had another strong half, benefiting from the strength of the re-mortgage market. Sales of this associate are not included in Experian's revenues.

The North American business has continued to focus aggressively on cost efficiencies. In the year to March 2002, over 700 staff have been made redundant, representing 12% of the workforce. Restructuring costs of about $11m are being charged against Experian's operating profit in the year to March 2002.

In a further strengthening of the management team, Deborah Zuccarini, who joined Experian in 2001, has been appointed President of Marketing Solutions.

The acquisition of ConsumerInfo.com, the leading supplier of online credit reports, scores and related information to consumers in the United States, was completed on 2 April 2002. This acquisition significantly strengthens Experian North America's position in the direct-to-consumer market and is expected to be immediately earnings enhancing.

Argos Retail Group

% change in sales year on year for the six months to 31 March 2002

	%
Argos* - total	17
- like-for-like	13
UK Home Shopping	(1)

* These figures exclude the impact of Argos Additions and jungle.com.

Against a background of good consumer demand, Argos' strong performance continued with its Spring/Summer catalogue launched in January. For the second half, sales at Argos, excluding Argos Additions and jungle.com, increased by 17% and by 13% on a like-for-like basis over the same period last year. Sales were particularly strong in consumer electronics, electricals, furniture and toys. Gross margins remained firm.

Argos continues to drive sales through more choice, low prices and increased convenience. Argos Direct, the delivery-to-home operation, traded strongly, with sales 60% up in the second half compared to last year. Argos Direct accounted for 15% of total Argos sales in the second half - up from 11% last year.

Sales at UK Home Shopping for the second half were 1% lower than last year. While total sales in agency home shopping were slightly down as planned, average spend per customer continued to increase. Sales from direct catalogues, including Marshall Ward and Abound, showed good levels of growth. Gross margins were unchanged on last year.

Argos Retail Group continues to invest across its businesses:

- Argos opened 18 new stores during the financial year, giving 490 stores at 31 March 2002. As part of its accelerated store opening programme, it plans to open about 35 stores this financial year. New stores should contribute about 4% sales growth in the year to March 2003;
- Argos Additions has shown continued growth, achieving sales of £67m in the second half;
- at the end of March, the number of Argos store card customers had grown to over 625,000, up from 350,000 at September 2001. Balances outstanding were about £105m. As planned, personal loans were launched in mid February; and
- e-commerce sales in the second half, including jungle.com, were £98m, 70% higher than last year.

Argos Retail Group expects to be trading against a background of slower growth in consumer demand in the current financial year.

Reality

Sales to external customers were marginally up in the second half. Core logistics sales to third parties were ahead by over 10%.

As previously stated, Reality is reporting into Argos Retail Group from 1 April 2002, with Experian International taking responsibility for third party call centre and related activities, serving predominantly financial services clients. Further cost efficiency programmes have identified over 300 redundancies, mainly in managerial and administrative positions. A £4m charge, associated with the cost of these redundancies, is being taken against Reality's operating profit in the year to March 2002.

Burberry

% change in sales year on year for the six months to 31 March 2002

	%
Total	9
Underlying*	5

* Underlying sales growth is at constant exchange rates, includes Spain and excludes discontinued Wholesale activities as well as the operations of Burberry's distributors based in Hong Kong, Singapore and Australia which were acquired on 1 January 2002.

Reported sales at Burberry in the second half were 9% above last year and 5% up on an underlying basis. This was despite the impact of September 11 that adversely affected many luxury goods companies.

Retail sales in the second half were slightly up on an underlying basis compared to the same period last year, with a resilient performance from the US. Following new store openings in Beverly Hills and Soho, New York during the second half, a further ten new and replacement stores are planned to open in the current financial year. These include flagship stores in New York, Knightsbridge and Barcelona.

With the Spring/Summer order book now substantially delivered, underlying growth of 6% in the second half in Burberry's Wholesale operations was in line with previous indications. The Wholesale order book for Autumn/Winter 2002 to date suggests that sales should be broadly in line with those of a year ago. Within this, sluggish demand from travel-related clients and the Spanish domestic market is being offset by strong demand in the US.

Royalty revenue in the second half was 10% ahead at constant exchange rates, reflecting double-digit volume growth in Japan.

In March 2002, Burberry signed an agreement to acquire its Korean distribution business. It expects to complete this acquisition in July 2002. The initial cost will be about £25m and the deal is expected to add approximately £5m to operating profit in its first full financial year. With this agreement, Burberry has now taken direct control of the distribution of its core products in all key international markets, with the exception of Japan where its renewed licensing arrangements are adding significantly to profits.

Future announcements

GUS will announce its preliminary results on 29 May 2002. The AGM and First Quarter Trading Update will be on 24 July 2002.

Enquiries:

GUS	David Tyler	Finance Director	Tel: 020 7495 0070
	Fay Dodds	Investor Relations	
Finsbury	Rupert Younger		Tel: 020 7251 3801
	Rollo Head		

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

24 April 2002

02 JUL -9 AM 11:16



111**/2/000073
MISS JESSIE TANNAHILL MURE DECD
EXOR/S/ MS MARY ANDREWS MURE
106 ROFFEY PARK ROAD
PAISLEY
PA1 3AT

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA

Dear Shareholder,

Summary Financial Statement and Corporate Social Responsibility Report

Following the notice we sent to you in December of last year, along with our Interim Report 2001, we are writing to confirm our intention to produce a Summary Financial Statement ('SFS') as an alternative to the full Annual Report and Accounts. We are also publishing a separate report on Corporate Social Responsibility ('CSR') and this letter gives you an opportunity to request a copy.

In future, for as long as you are a shareholder, you will automatically receive an SFS each year instead of the full Report and Accounts, unless you exercise your right to request a copy of the latest full Report and Accounts (see below).

The SFS will contain summaries of the GUS Profit and Loss Account, Balance Sheet and Directors' Report, which is information required by law. It will also contain the Chairman's Statement, the Chief Executive's Review and summaries of the Group Cash Flow Statement and Remuneration Report.

In addition, the SFS will include a statement by the auditors confirming whether the SFS is consistent with the full Report and Accounts for the year in question, whether it complies with Section 251 of the Companies Act 1985 and the relevant regulations, and whether the Auditors' Report on the Accounts for the financial year in question was qualified.

The SFS will not contain sufficient information to allow as full an understanding of the results and state of affairs of the Company or Group as will be provided by the full Report and Accounts. If at any time you require this more detailed information, we will be pleased to send you, upon request to the Company Secretary, a copy of the latest full Report and Accounts, free of charge.

If you wish to receive the full Report and Accounts for 2002 and each subsequent year, please follow the instructions on the reply-paid card below. You can also use this card to inform us if you would like to receive a copy of our CSR Report. The card must be returned to Lloyds TSB Registrars by no later than 24 May 2002.

Yours sincerely

David Morris

David Morris
Company Secretary

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

FOR INFORMATION ONLY

111**/2/000073
MISS JESSIE TANNAHILL MURE DECD
EXOR/S/ MS MARY ANDREWS MURE
106 ROFFEY PARK ROAD
PAISLEY
PA1 3AT

GUS

Please sign and date, ticking the boxes as appropriate.

☐ **Full Annual Report**
I wish to receive the full GUS Annual Report and Accounts, instead of a Summary Financial Statement for 2002 and each subsequent financial year.

☐ **CSR Report**
I wish to receive a copy of the GUS Corporate Social Responsibility Report.

Signature ______________________

Date ______________________

This card must be returned to Lloyds TSB Registrars by no later than 24 May 2002.

BUSINESS REPLY SERVICE
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2

Lloyds TSB Registrars
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29 May 2002

GUS plc
PRELIMINARY RESULTS FOR YEAR ENDED 31 MARCH 2002

Highlights

- **13% increase in profit** before amortisation of goodwill, exceptional items and taxation to £552m (2001: £487m)
- **12% increase in earnings per share** before amortisation of goodwill and exceptional items to 41.7p (2001: 37.2p)
- **3% increase in the final dividend** to 15.2p (2001: 14.8p)
- **Record profits at Argos, Experian and Burberry**
- **Experian**: sales up 7%, profits up 6%, demonstrating resilience in difficult North American market
- **Argos Retail Group**: sales up 9%, profit up 20%, with excellent performance from Argos generating 13% like-for-like sales growth and 27% profit growth
- **Burberry**: sales up 18%, profit up 30%, as brand delivers strong business and financial momentum

Sir Victor Blank, Chairman of GUS, commented:
"The strategy put in place in early 2000 is delivering good results as we shape and improve our businesses. Over the last two years, we have grown profits by 23% and EPS by 21%. Strong management teams and continuing investment underpin my confidence in the Group's ability to deliver good returns for shareholders going forward."

John Peace, Chief Executive of GUS, commented:
"GUS has completed another successful year with Group profit up by 13% despite difficult trading conditions in some of our markets. Argos, Experian and Burberry have all reported record profits. Despite our expectation of a slowdown in UK consumer spending this year and continued difficult conditions for marketing services in North America, we look forward to the coming year with confidence."

Enquiries

GUS	John Peace	Chief Executive	020 7495 0070
	David Tyler	Finance Director	
	Fay Dodds	Investor Relations	
Finsbury	Rupert Younger		020 7251 3801
	Rollo Head		

There will be a presentation today to analysts and institutions at 10am at the Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ and a press conference at 12 noon at the same location.

GUS announcements are available on its web site www.gusplc.com. The slide pack and presentation to analysts and institutions will also be available there later in the day.

The next detailed comment on current trading will be the First Quarter Trading Update at the AGM on 24 July 2002.

This announcement is not an offer of securities for sale in the United States, Canada, Australia or Japan.

Shares in Burberry Group will not be registered under the US Securities Act of 1933 and will not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities will be made in the United States.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements. Factors that might cause forward looking statements to differ materially from actual results include, among other things, transactional and economic factors, and specifically our ability to generate revenues from our divisions' new and planned acquisitions. GUS assumes no responsibility to update any of the forward looking statements contained herein.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any shares in GUS plc. Past performance is no guide to future performance and persons needing advice should consult an independent financial advisor.

Stabilisation/FSA

GROUP RESULTS

GUS has completed another successful year. Despite difficult trading conditions in some of our markets, all our major divisions grew sales and profits.

In the year ended 31 March 2002, Group sales grew by 7% to £6.5bn. Profit before amortisation of goodwill, exceptional items and taxation increased to £552.1m from £486.8m. This represents a rise of 13% on last year.

Earnings per share before amortisation of goodwill and exceptional items increased by 12% to 41.7p (2001: 37.2p). The Group's effective tax rate (based on profit before amortisation of goodwill and loss on sale of businesses) was 23.8%, compared to 23.5% last year.

The Group generated £478m of free cashflow in the year before acquisitions, disposals and dividends (2001: £481m). Year-end borrowings were reduced to £1.5bn (£1.3bn excluding securitised loans).

The Board has proposed a final dividend of 15.2p (2001: 14.8p), giving 21.7p for the year (21.0p last year). Dividend cover is 1.9 times, based on EPS of 41.7p. The dividend has not been increased as quickly as earnings because of our aim gradually to restore the dividend cover to two times earnings.

	Sales		Profit before taxation	
12 months to 31 March	**2002 £m**	**2001 £m**	**2002 £m**	**2001 £m**
Experian	1,092	1,018	229.1	216.6
Argos Retail Group	4,629	4,250	254.7	212.1
Reality	471	476	0.5	5.1
Burberry	499	425	90.3	69.5
Other	154	265	44.0	57.8
Inter-divisional turnover	(387)	(393)	-	-
Total	**6,457**	**6,041**	**618.6**	**561.1**
Net interest			(66.5)	(74.3)
Profit before amortisation of goodwill, exceptional items and taxation			**552.1**	**486.8**
Exceptional items (including impairment of goodwill)			(72.6)	(84.7)
Amortisation of goodwill			(99.4)	(92.3)
Profit before taxation			**380.1**	**309.8**
EPS before amortisation of goodwill and exceptional items			**41.7p**	**37.2p**
Reported EPS			**25.7p**	**20.3p**

CHIEF EXECUTIVE'S REVIEW

The year under review has been another successful one for GUS. We have delivered a strong financial performance while making further significant operational and strategic progress.

Strong financial performance
Despite difficult trading conditions in some of our markets, sales from continuing businesses increased by 10% in the year to March 2002. Profit before amortisation of goodwill, exceptional items and taxation from continuing businesses grew by 17% in the year, or 20% if restructuring costs of £12m are excluded. This was achieved despite significant revenue investment in areas such as the Argos store card and new products at Experian, which will underpin future profits growth.

Argos, Experian and Burberry all reported record profits. Argos in particular had an excellent year, with like-for-like sales growth of 13%. Since the acquisition of Argos in April 1998, we have increased sales by over £1bn to £2.8bn and operating profit by over £80m to £204m.

Operational progress
GUS has invested heavily during the year across its main businesses. Group capital expenditure was £322m, up from £268m in 2001. For the coming year, we expect to spend about £400m. Significant projects include major warehouses for Argos and flagship stores for Burberry. We also expect an additional working capital investment in 2003 of up to £100m in the Argos store card and personal loan books. These projects are expected to provide returns in excess of our cost of capital.

There has been further strengthening of the management teams across GUS. Nearly all the Experian North America senior team have been appointed in the last two years and Tom O'Neill joined Burberry as President in November 2001.

Strategic progress
All the main businesses within GUS now have clear strategies for growth. We continue to reposition the Group to focus on these activities because of the size of the opportunities available and because of our market-leading positions. During the year, we have disposed of more non-core businesses, such as the Swiss home shopping business and UK stationery and printing activities, while continuing to run down our property and car financing operations.

Today's announcement confirming our plans to pursue a partial IPO of Burberry, subject to market conditions, is a further step in providing greater strategic focus within GUS and will establish an independent market value for Burberry.

We have also made some small, targeted acquisitions during the year, particularly in Experian in areas such as e-mail distribution and German account processing. After the year-end, we acquired ConsumerInfo.com, the leading supplier of on-line credit reports and scores to consumers in the US, for $130m. In the coming year, Experian North America is looking to drive growth by buying in, wherever possible, its affiliated credit bureaux.

EXPERIAN

12 months to 31 March	Sales		Operating Profit	
	2002 £m	2001 £m	2002 £m	2001 £m
Experian North America	688	661	159.5*	155.4
Experian International	404	357	69.6	61.2
Total	1,092	1,018	229.1	216.6
Operating margin			21.0%	21.3%

* After charging £7.7m restructuring costs (2001: nil)

For Experian as a whole, sales for the year increased by 7% and operating profit by 6%, despite difficult market conditions particularly in North America. At constant exchange rates and excluding acquisitions and disposals, sales grew by 3% and operating profit by 4%.

Globally, Credit Information and Credit Solutions achieved strong growth (up 10%). Marketing Information and Marketing Solutions sales grew by 4%, despite a significant slowdown in direct mailing activity during the year. Major contracts were won during the year in both Experian North America and International, with total contract value over their lifetime being in excess of £140m.

As announced at our interim results in November 2001, we now provide additional information on Experian to improve understanding of its businesses. Sales are split five ways:

- Information – credit : providing data for credit purposes
- Information – marketing : providing data for marketing purposes
- Solutions – credit : helping clients with decision making for credit purposes
- Solutions – marketing : helping clients with decision making for marketing purposes
- Outsourcing : supporting clients in process tasks

Segmental information for this year and comparatives for last year are given in Appendix One. Additional information on Experian and the markets it serves is available on the GUS plc web site, www.gusplc.com.

Experian North America

12 months to 31 March	2002 £m	2001 £m	Change	Underlying change *
Sales	688	661	4%	0%
Operating profit	159.5	155.4	3%	1%
Of which:				
- Direct business	136.5	145.2	(6%)	(7%)
- Restructuring costs	(7.7)	-	-	-
- Associates (mainly FARES)	30.7	10.2	-	-
Operating margin	23.2%	23.5%		

* at constant exchange rates, excluding acquisitions and disposals

Experian North America demonstrated its resilience in the year to March 2002 in the face of the economic slowdown in the US and the adverse impact of the events of September 11. Sales at constant exchange rates were marginally ahead of last year and operating profit in dollars was broadly unchanged, despite incurring $11m of restructuring costs. On an underlying basis and excluding these restructuring costs, profits increased by 6%.

Total sales for the year were $985m (2001: $981m). Credit Information and Credit Solutions together increased sales by 4% with lower interest rates stimulating the mortgage and automotive finance markets. Performance also benefited from the growing momentum of new products such as fraud and authentication services and sales of credit reports and scores direct-to-consumer.

Marketing Information and Marketing Solutions sales in dollars fell by 4%, excluding acquisitions. In common with other direct marketing services companies, Experian North America was affected by the decline in marketing expenditure by US corporates. This was most marked for clients in the catalogue, retail and publishing sectors. Outsourcing sales, which in the US are mainly print and mail activities, declined by 11% reflecting the difficult economic conditions, further aggravated by the anthrax scares in the third quarter.

Management has focused aggressively on reducing costs in the core business, while continuing to invest in new product areas for future growth. Over 700 employees were made redundant during the year at a cost of $11m. This should save about $40m on an annualised basis, with half the benefit having been realised in the year to March 2002. Savings in the current year will be offset by cost inflation which is expected in such areas as insurance premiums and employee costs.

FARES, our real estate information joint venture, had an exceptional year, generating profit of over £30m. It benefited in particular from the strong mortgage refinancing market. As Experian owns only 20% of the FARES joint venture, it does not include any sales in its reported numbers. Had Experian's 20% share of FARES' sales been included for the full year, sales growth on an underlying basis would have been 3%.

Despite a weak economic background, Experian North America remains focused on growth:

- *it is building on its core businesses.* Management was further strengthened throughout the organisation, with the appointment of Don Robert as Chief Operating Officer and six other new senior recruits. As a result of more co-ordinated and focused sales efforts across North America, Experian has won share with many strategic accounts in the financial services, insurance and retail markets.

  In the coming year, Experian North America is looking to drive growth by buying in, wherever possible, its affiliated credit bureaux. It currently has 38 bureaux in the US which have the right, under historical agreements, to sell Experian's consumer credit reports in certain geographic regions. Experian receives wholesale revenue from these affiliates for consumer credit reports. The affiliates then resell these reports to their clients. In addition, Experian pays the affiliates to purchase credit information on consumers living in their territory. Buying back these affiliates will enable Experian North America to gain control of the distribution of its products and give it a greater share of the value chain in consumer credit by growing sales, profit and cashflow;

- *it is successfully selling new products.* For example, significant progress has been made in Customer Relationship Management and Customer Data Integration services (Truvue). An additional 13 Truvue clients were added in the year, including GE Capital, AT&T, Key Bank and Progressive Insurance. New e-series clients include VISA, Dell Financial Services and First American Payment Processing. Toyota Financial Services, Dell Financial Services, American Express, Bank One/First USA, Discover Financial Services and Sprint PCS have all joined the National Fraud Database during the year; and

- *it is growing by targeted acquisitions.* Direct-to-consumer is a key growth area for Experian North America, which saw significant investment and growth in its own credit report, score and monitoring services during the year. To complement this, in April 2002, ConsumerInfo.com was acquired for $130m. It is the leading supplier of online credit reports, scores and related information to consumers in the United States. The acquisition, which is proving to be immediately earnings enhancing, gives Experian the market-leading position in this fast growth industry.

In October 2001, Experian North America decided to retain certain elements of data on the consumer credit database for at least an additional two years and reload certain data that had previously been archived. As a result, with effect from 1 April 2002, Experian North America will extend the period over which it amortises the cost of acquiring, loading and storing consumer credit data from five years to seven years. This will benefit the operating profit by approximately $8m in the year to March 2003. The amortisation periods for all other databases remain unchanged.

Experian International

12 months to 31 March	2002 £m	2001 £m	Change	Underlying change*
Sales				
UK	241	216	12%	9%
Rest of World	163	141	16%	11%
Total	404	357	13%	10%
Operating profit	69.6	61.2	14%	11%
Operating margin	17.2%	17.1%		

* at constant exchange rates, excluding acquisitions and disposals

Experian International had another strong year, with a sales increase of 13% and operating profit growth of 14% (10% and 11% at constant exchange rates and excluding acquisitions and disposals).

The strongest performance within Experian International came from Credit Solutions, now 33% of sales, which grew by 15% on an underlying basis. This reflected the strength of account processing and fraud prevention in the UK and of application processing, scoring and analytical services in all regions. Underlying growth of 12% in Outsourcing, which is mainly in Continental Europe, reflected a combination of increased volumes from existing clients and additional volumes from major contracts won in the previous year. Marketing Information and Marketing Solutions sales growth slowed in the second half, reflecting weakness in demand for marketing services in the UK from the financial services sector.

Experian International continues to focus on sustaining sales and profit growth:

- *it is building on its core businesses*. Selected client wins include:
  - HBOS: business information and solutions to support commercial lending (Credit Information and Credit Solutions);
  - Spanish banks: preferred supplier of a consumer credit database to a consortium of Spanish banks (Credit Information);
  - Edeka: provision of loyalty card processing services (Credit Solutions);
  - BNP Paribas: five year contract for cheque processing (Outsourcing);
  - Lexus: provision of a web-based car sales reporting system (Marketing Solutions); and
  - Banque de France: cheque processing contract (Outsourcing).

Together, these contracts will generate £18m of annual new business in a full year, with the total value of the contracts over their lifetime being approximately £80m.

- *it is successfully selling new products,* such as e-series and the new Motor Insurance database (used by police and the insurance industry to check whether vehicles are insured). e-series wins during the year include:
    - Camelot: identifying individuals and authenticating their age for Camelot's online lottery; and
    - ABTA: confirming the identity of individuals who purchase tickets or holidays remotely by credit card, either by phone or on the Internet.

- *it is growing by targeted acquisitions.* Acquisitions made during the year, adding new skills, products or end markets include:
    - Cards Direkt (German loyalty card processing);
    - CNTP (French cheque processing);
    - Intact (UK web-based list joint venture);
    - Interface (Irish business information); and
    - Unclaimed Asset Register (data on UK unclaimed financial assets).

After the period end, the remaining majority stake of a fraud management business was also acquired. The cost of all these acquisitions was £23m.

As previously announced, from 1 April 2002, Experian International has taken responsibility from Reality for third party call centre and related activities, serving predominantly financial services clients. This enables the company to offer full business process outsourcing capabilities.

ARGOS RETAIL GROUP

	Sales		Operating profit	
12 months to 31 March	**2002 £m**	**2001 £m**	**2002 £m**	**2001 £m**
Argos	2,847	2,387	204.0	160.8
Home Shopping UK & Ireland	1,533	1,540	33.1	25.1
Financial Services	11	-	(4.8)	4.5
Home Shopping Continental Europe	238	322	22.4	21.7
Total	4,629	4,250	254.7	212.1
Operating margin			5.5%	5.0%

Argos Retail Group (ARG) had another successful year, with sales up 9% and profit up 20%, generating a 0.5% improvement in the operating margin. The highlight of the year under review was Argos' performance (sales up 13% on a like-for-like basis). Profits at UK Home Shopping grew significantly while it continued to reduce marketing spend on unprofitable customers. Profits also rose in European Home Shopping. The major investment of £20m in Financial Services which has been taken through the profit and loss account has started to build a valuable long-term business, with over 625,000 Argos store card holders at the year end.

Argos

12 months to 31 March	**2002 £m**	**2001 £m**	**Change**
Sales*	2,847	2,387	19%
Operating profit*	204.0	160.8	27%
Operating margin	7.2%	6.7%	

* includes Argos Additions and jungle.com

Argos had an excellent year, increasing sales by 19% and profit by 27%, generating a half point improvement in the operating margin. This performance was aided by strong consumer demand in the UK, which is expected to moderate in the current year. However, we are confident that Argos will continue to perform well in its markets as it pursues a programme of growth initiatives, aimed at improving choice, value and convenience for its customers.

Excluding Argos Additions and jungle.com, Argos' sales increased by 17%, or 13% on a like-for-like basis. Argos grew share in all its major categories, with particularly strong performances from furniture, consumer electronics and electricals. Gross margins remained firm, helped by better buying and direct importing, which now accounts for 17% of sales (up from 12% two years ago). In the core chain, costs as a percentage of sales fell despite continued revenue investment, particularly in the supply chain programme.

As previously outlined, Argos has a clear strategy for growth and has made good progress this year against its objectives:

- *it will increase the planned rate of store openings to about 35 per annum.* At 31 March 2002, Argos had 490 stores, an increase of 18 in the year. Planned new stores for the current year should contribute about 4% to sales growth;

- *it will refurbish all remaining small stores by March 2004.* To date, 175 store refurbishments have been completed. Sales uplifts provide a good return on investment, while customers benefit from greater convenience as in-store processes are improved;

- *it will further enhance choice for customers by extending the range of products and services offered to them.* The current Spring/Summer catalogue has over 9,200 lines, a 7% increase on the same catalogue last year. The Autumn/Winter 2002 catalogue, launching in August, will have over 11,000 lines;

- *it is investing £120m over four years in its supply chain.* In the year to March 2002 Argos has initiated its supply chain programme, by starting to build its new central and direct import warehouse, by opening the ARG Hong Kong buying office and implementing the first part of the new IT and software systems, improving stock and sales planning and forecasting. The full supply chain programme will yield benefits of about £50m per annum to invest in supporting margin or improving its value proposition. Pricing in the Spring/Summer 2002 catalogue on re-included lines was 2% below last year; and

- *it will grow capacity and improve customer service in Argos Direct, the delivery to home operation.* Sales via Argos Direct grew by 50% compared to last year. It accounted for 16% of Argos' sales – up from 12% last year. Preparation for the construction of the new Argos Direct warehouse has started, with completion planned before the end of the current financial year.

Following national rollout in January, sales at Argos Additions were £130m, up from £55m last year. The customer base has grown in line with expectations but average spend per customer has lagged, leading to further refinement of the offer in terms of product, credit and marketing to drive sales and profits.

Jungle.com re-launched its website in February 2002 and completed the installation of new enterprise-wide systems in Autumn 2001. Despite cutting costs in personnel, overheads and IT, jungle.com made an operating loss in the full year, against a background of weak demand and pricing for computer products.

Home Shopping UK and Ireland

12 months to 31 March	**2002 £m**	**2001 £m**	**Change**
Sales	1,533	1,540	(1%)
Operating profit	33.1	25.1	32%
Operating margin	2.2%	1.6%	

UK Home Shopping has made further progress this year in creating a smaller, but more profitable agency business, while developing low risk opportunities in the growing direct market.

As expected, sales for UK Home Shopping as a whole were down 1% on last year. Agency sales, which accounted for 80% of the total, were reduced by a further 2%. The active agency customer base fell, as planned, to 2.8m, with average spend per agency customer up 7% year on year. The main direct catalogues include Marshall Ward, Abound and Style Plus. Sales through these direct titles increased by 17% in the year, led by more seasonal and promotional catalogues from Marshall Ward and the successful launch of Abound in August 2001.

Operating profit grew by about a third to £33.1m. Gross margins were unchanged on last year. Further cost savings totalling about £30m were made during the year in areas such as marketing, logistics, call centres and supply chain, in line with our plans to reduce annual fixed costs by £80m in total over the three years to March 2003.

In the current financial year, in spite of a further planned reduction in agency sales, profit at UK Home Shopping will be underpinned by further cost savings and growing sales from direct catalogues.

Financial Services

12 months to 31 March	2002 £m	2001 £m
Sales*	10.7	-
Operating (loss)/profit	(4.8)	4.5

* Sales represent interest income, fees and commissions relating to the Argos store card

As previously indicated, about £20m was invested through the profit and loss account during the year, primarily in the launch of the Argos store card. This has progressed well. At 31 March 2002, there were over 625,000 account holders, of which about 460,000 were active. Balances outstanding were £105m and over 5% of Argos' total sales were financed during the year on the card. Argos personal loans were launched as planned in February 2002. Revenue investment spend on the development of Argos personal loans and the further growth of the Argos store card is expected to be about £15-20m in the year to March 2003.

Profit increased from the remaining parts of Financial Services, including insurance and personal loans to Home Shopping customers, despite the decline in their numbers.

Home Shopping Continental Europe

12 months to 31 March	2002 £m	2001 £m	Underlying change *
Sales £m	238	322	5%
Operating profit £m	22.4	21.7	0%
Operating margin	9.4%	6.7%	

* at constant exchange rates, excluding disposals

Following the disposal of our Austrian and Swiss home shopping businesses, which together generated sales of £94m in the year to March 2001 (2002: nil), Wehkamp now accounts for over 80% of European Home Shopping sales and profits. In the year to March 2002, sales in euros at Wehkamp increased by 5%, driven by a strong performance in branded clothing and publicity around Wehkamp's 50th birthday. Sales and profits in Halens, the Scandinavian operation, were slightly down, as the market remained highly competitive.

e-commerce

Across ARG, e-commerce sales continued to grow strongly to £164m, compared to £78m in the previous year. 3% of Argos' sales were over the Internet, while 12% of Wehkamp's sales were through its website.

REALITY

12 months to 31 March	2002 £m	2001 £m	Change
Sales to external customers	97	93	3%
Sales to ARG	374	383	(2%)
Total sales	471	476	(1%)
Operating profit *	0.5	5.1	
Operating margin **	0.5%	5.5%	

* after charging £4m of restructuring charges in 2002 (2001: nil)
** operating profit as % of sales to external customers

During the year to March 2002, Reality made further progress in reducing costs for ARG and generating third party business.

Sales growth for external customers in the core logistics and call centre activities was over 10% in the year. Total reported sales to external customers grew by 3% as Reality withdrew from some non-core, unprofitable businesses such as vehicle servicing. In addition, there was a marked slowdown in market demand for web design services, where Reality has reduced costs significantly. The outstanding goodwill of £23m relating to the acquisition of Reality Solutions in May 2000 was written off at the end of the year.

As previously stated, Reality is reporting into ARG from 1 April 2002, with Experian International taking responsibility for call centre and related activities, serving predominantly external financial services clients. As already announced, further cost efficiency programmes have identified over 300 redundancies, mainly in managerial and administrative positions. A £4m charge, associated with the cost of these redundancies, has been taken against Reality's operating profit in the year to March 2002.

From 1 April 2002, Reality's external sales will be included in two divisions. The external logistics sales will be reported as a separate line under ARG, with the call centre and related activities sales becoming part of Experian International's Outsourcing business. For the year to March 2002, the split on this basis would have been £74m of external logistics sales within ARG and £23m in Experian International Outsourcing. The majority of the profit would have been included within ARG, predominantly in Home Shopping.

BURBERRY

12 months to 31 March	2002 £m	2001 £m	Change	Underlying change*
Sales £m	499	425	18%	10%
Operating profit £m	90.3	69.5	30%	21%
Operating margin	18.1%	16.4%		

* at constant exchange rates, excluding the operations of Burberry's distributors based in Hong Kong, Singapore and Australia which were acquired on 1 January 2002 and adjusted for the pre-acquisition period for Spain, which was acquired in July 2000.

During the year, Burberry grew revenue by 18% and operating profit by 30%. EBITDA grew by 30% to £104.3m. This was a strong performance, particularly in light of the difficult macro-economic environment, which adversely impacted many luxury goods companies. Operating margin increased by 1.7% to 18.1%, driven by gross margin improvement, a first time contribution from Asia (£4m) and growth in licensing revenue from Japan. During the year, Burberry continued to invest in the development of its retail network and its infrastructure.

An analysis of revenue by product category, by distribution channel and by region is provided in Appendix Two.

Product
Each of Burberry's core product categories continued to grow during the year. With an increase of 28%, accessories led the group, contributing 25% of total revenue in the year. An expanded product range and wider distribution led to 23% growth in womenswear, which accounted for 33% of total revenue. Menswear sales also rose and now represent 30% of revenue.

Retail
Sales in Burberry's directly-operated retail stores were up 10% in total. During the year, it successfully opened six new stores and concessions in markets as diverse as Beverly Hills, California, SoHo in New York City and suburban Westchester County, New York. Including 7 stores and concessions acquired as part of the Asian transaction, Burberry had 69 retail stores, including 10 concessions in prestige department stores, at 31 March 2002. Eleven new and replacement stores are scheduled to open in the current financial year. These include flagship stores in New York City, Knightsbridge and Barcelona.

Wholesale
Sales to wholesale customers grew by 21%, with growth in all regions. The strength and appeal of the Burberry brand, the widening product range especially in accessories, coupled with the rollout of the Bond Street corner concept, has encouraged prestige retailers to continue to allocate prime space to Burberry products.

As previously announced, with the Autumn/Winter 2002 wholesale order book now largely complete, sales for this season are expected to be broadly in line with those of a year ago. Demand from travel-related retailers has been influenced by the fact that the volume of international travel is recovering only slowly. Orders from Spain are also being affected as Burberry repositions in that market. Offsetting these factors, however, is continued strong growth in the United States where Burberry, it is believed, is still under-represented.

Licensing revenue
Licensing revenue in 2002 grew by 17%, mainly because of the brand's strength in Japan, its largest market. This growth at retail sales value has only a modest impact on the total reported revenue for Burberry because, under its licensing arrangements, Burberry receives a small percentage of the value of the products sold. Burberry's profit benefited substantially in 2002 from both the volume growth in Japan and the renewed licensing arrangements, under which the royalty rate increases each year up to 2006. The beneficial impact of this increase in 2003 is expected to be offset by the weakness of the yen relative to 2002 levels.

Asia outside Japan
With effect from 1 January 2002, Burberry completed the acquisition of the operations of its distributors based in Hong Kong, Singapore and Australia. Having contributed £4m to profits in the year to March 2002, it is expected to add incremental operating profit of £5m to £10m in the year to March 2003.

In March 2002, Burberry signed an agreement to acquire its Korean distribution business, which primarily operates 45 retail concessions in prestige department stores. Burberry expects to complete this acquisition in early July 2002. The deal is expected to add approximately £5m to operating profit in its first twelve months.

With these transactions, which are immediately earnings enhancing, Burberry has gained direct control in these important markets. It now has direct control of the distribution of its core products in all key markets outside Japan.

SOUTH AFRICAN RETAILING

12 months to 31 March	2002 £m	2001 £m	Underlying change *
Sales	123	150	2%
Operating profit	30.9	30.7	25%
Operating margin	25.2%	20.4%	

* at constant exchange rates

Sales from our South African Retailing business were up by 2% in Rand, driven by effective marketing and merchandise strategies. This growth was achieved against a background of increasing unemployment and tough competition from other retailers on price and credit offers.

Operating profit in Rand grew by 25% while operating margin improved by over four percentage points to 25%. This improvement was driven by growth in financial services, by cost saving initiatives and by a substantial reduction in bad debt costs resulting from more stringent credit and collection policies, which were developed in conjunction with Experian.

The Rand weakened from an average rate of £1=R10.8 in 2001 to an average of R13.5 in 2002. This reduced reported sales by £30m and operating profit by £7.5m in the year. The closing rate at 31 March 2002 was R16.2.

GUS has recently hedged the value of some of its South African Retailing assets against further currency risk. This is expected to increase the Group's interest charge by about £3m in the current financial year.

FINANCE

12 months to 31 March	2002 £m	2001 £m
Operating profit*	15.1	20.2

* before exceptional costs in 2002 of £nil (2001: £13.1m), and net of funding costs

General Guarantee Finance continued satisfactorily to wind down its loan book during the period, showing a reduction of £427m in the year. At 31 March 2002, GGF's outstanding advances, net of provisions, were £254m, of which £201m were funded by securitised debt. We anticipate collecting in the majority of GGF's outstanding advances by March 2003.

PROPERTY

12 months to 31 March	2002 £m	2001 £m
Operating profit	24.8	29.6

The joint venture with British Land disposed of a further 103 properties in the year raising £177m. GUS' 50% share of operating profit declined £4.8m, largely reflecting a fall in rental income from sold properties. There was a compensating reduction in the Group's interest expense from the funds realised.

The joint venture's portfolio of 149 remaining properties was valued at £814m at 31 March 2002. Further sales of these properties are planned in the current year.

gusco.com

12 months to 31 March	2002 £m	2001 £m
Operating loss*	(9.7)	(12.6)

* before exceptional losses of £2.1m (2001: £4.6m profit)

Revenue spend during the year totalled £9.7m. This represented the funding of Group e-commerce ventures, mainly MyPoints Europe, a web-based loyalty scheme, breathe.com (now sold), and CreditExpert.com, a US consumer credit management business, whose results in the new financial year will be included within Experian North America.

EXCEPTIONAL ITEMS

12 months to 31 March	2002 £m	2001 £m
Restructuring costs in Argos Retail Group/Reality	(36.4)	(30.5)
(Loss)/profit on sale of e-commerce investments	(2.1)	4.6
Loss on disposal of businesses	(6.6)	(50.3)
Closure costs in GGF	-	(13.1)
VAT refunds in UK Home Shopping	-	4.6
	(45.1)	**(84.7)**
Goodwill impairment	(27.5)	-
Total charge	**(72.6)**	**(84.7)**

Excluding the goodwill impairment, the total exceptional charge for the year amounted to £45.1m, a reduction of £39.6m from last year. The charge for the year comprises £8.7m relating to businesses or assets sold during the year and £36.4m of restructuring costs in ARG and Reality. Over the last two years, the latter have totalled £66.9m, in line with the expected costs announced in June 2000. This major programme has now been successfully completed. The balance of exceptional items is a one-off goodwill writedown of £27.5m, comprising £23.3m associated with Reality Solutions, the web design business, and £4.2m for Experian's credit business in Argentina.

CASH FLOW AND INTEREST COSTS

The Group's free cash flow during the year was £478m, in line with last year's £481m. After the payment of dividends, the repayment of securitised loans and acquisitions and disposals, there was a net cash outflow of £154m for the year, compared to an outflow of £77m last year. Net debt was £1,284m at 31 March 2002, excluding securitised loans.

Interest costs were £4.5m lower than last year, partly due to the refinancing in mid November of the $800m bank loan, which was at a fixed rate of 6.4%.

ACCOUNTING POLICIES

This year we have adopted the new accounting standards on accounting policies (FRS 18) and deferred tax (FRS 19). Neither have had any material impact on reported profits or the balance sheet.

The transitional disclosure requirements of FRS 17 (Retirement Benefits) have been adopted in the year, but these have no effect on the results announced here. Under FRS17 the net retirement benefit liability in the balance sheet at 31 March 2002 would be £17m higher than that provided for in the accounts. This should be seen in the context of total retirement benefit liabilities of over £700m.

APPENDIX ONE
Additional information on Experian

Reported sales for Experian International

12 months to 31 March	2002 £m	2001 £m	Underlying change*
Information			
- Credit	84	80	6%
- Marketing	48	43	5%
Total	132	123	6%
Solutions			
- Credit	134	112	15%
- Marketing	28	28	2%
Total	162	140	12%
Outsourcing	112	90	12%
Discontinued activities/eliminations	(2)	4	
Reported sales	**404**	**357**	**10%**

Reported sales for Experian North America

12 months to 31 March	2002 $m	2001 $m	Underlying change*
Information			
- Credit	500	480	4%
- Marketing	152	149	(4%)
Total	652	629	2%
Solutions			
- Credit	84	83	2%
- Marketing	149	155	(4%)
Total	233	238	(2%)
Outsourcing	100	112	(11%)
Discontinued activities	0	2	
Reported sales	**985**	**981**	**0%**

* Excluding acquisitions and disposals and at constant exchange rates

APPENDIX TWO
Additional information on Burberry

Revenue by distribution channel

12 months to 31 March	2002 £m	2001 £m	Change
Retail	157	144	10%
Wholesale	289	235	21%
Licensing	53	46	17%
Revenue	**499**	**425**	**18%**

Revenue by market (by destination)

12 months to 31 March	2002 £m	2001 £m	Change
Europe	287	257	12%
North America	110	91	21%
Asia	100	75	34%
Rest of World	2	2	-
Revenue	**499**	**425**	**18%**

Revenue by product category

12 months to 31 March	2002 £m	2001 £m	Change
Womenswear	165	134	23%
Menswear	149	140	6%
Accessories	126	98	28%
Other	6	7	-
Licensing	53	46	17%
Revenue	**499**	**425**	**18%**

GUS plc
GROUP PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2002

	2002 Before Exceptional Items £m	2002 Exceptional Items (Note 2) £m	2002 Total £m	2001 (Restated) (Note 1) £m
Turnover – continuing operations	6,457.3	-	6,457.3	6,040.6
Cost of sales	(3,868.9)	-	(3,868.9)	(3,638.0)
Gross profit	2,588.4	-	2,588.4	2,402.6
Net operating expenses before goodwill charge	(2,028.3)	(36.4)	(2,064.7)	(1,925.0)
Goodwill charge	(99.4)	(27.5)	(126.9)	(92.3)
Net operating expenses	(2,127.7)	(63.9)	(2,191.6)	(2,017.3)
Operating profit – continuing operations	460.7	(63.9)	396.8	385.3
Share of operating profit of BL Universal PLC (joint venture)	24.8	-	24.8	29.6
Share of operating profit of associated undertakings	33.7	-	33.7	11.6
(Loss)/profit on sale of fixed asset investments	-	(2.1)	(2.1)	4.6
Trading profit	519.2	(66.0)	453.2	431.1
Loss on sale of businesses	-	(6.6)	(6.6)	(50.3)
Profit on ordinary activities before interest	519.2	(72.6)	446.6	380.8
Net interest	(66.5)	-	(66.5)	(71.0)
Profit on ordinary activities before taxation	452.7	(72.6)	380.1	309.8
Tax on profit on ordinary activities				
UK			(75.3)	(60.6)
Overseas			(46.8)	(45.5)
			(122.1)	(106.1)
Profit on ordinary activities after taxation			258.0	203.7
Equity minority interests			(1.4)	-
Profit for the year			256.6	203.7
Dividends			(216.4)	(209.9)
Retained profit/(loss) for the year			40.2	(6.2)
Profit before amortisation of goodwill, exceptional items and taxation			552.1	486.8
Earnings per share				
- Basic			25.7p	20.3p
- Diluted			25.5p	20.3p
Earnings per share before amortisation of goodwill and exceptional items				
- Basic			41.7p	37.2p
- Diluted			41.4p	37.2p
Dividend per share - Interim			6.5p	6.2p
- Final			15.2p	14.8p
- Total			21.7p	21.0p

GUS plc
GROUP BALANCE SHEET
at 31 March 2002

	2002 £m	2002 £m	2001 £m	2001 £m
Fixed assets				
Goodwill		1,421.5		1,516.2
Other intangible assets		191.7		178.9
Tangible assets		847.1		737.4
Investment in joint venture				
Share of gross assets	416.1		525.0	
Share of gross liabilities	(308.4)		(409.8)	
	107.7		115.2	
Loans to joint venture	87.6	195.3	93.8	209.0
Other investments		115.4		87.9
		2,771.0		2,729.4
Current assets				
Stocks		590.4		570.8
Debtors - due within one year		1,705.5		1,561.3
- due after more than one year		200.0		221.9
Securitised receivables	263.4		646.7	
Less: non-recourse borrowings	(201.0)	62.4	(581.5)	65.2
Investments		53.1		53.3
Bank balances and cash		202.6		304.7
		2,814.0		2,777.2
Creditors				
Amounts due within one year		(2,171.3)		(2,236.2)
Net current assets		642.7		541.0
Total assets less current liabilities		3,413.7		3,270.4
Creditors – amounts due after more than one year		(864.6)		(713.5)
Provisions for liabilities and charges		(126.5)		(134.0)
Net assets		2,422.6		2,422.9
Capital and reserves				
Called up share capital		251.7		251.6
Share premium account		3.4		1.8
Revaluation reserve		120.9		136.6
Profit and loss account		2,041.2		2,032.9
Shareholders' funds		2,417.2		2,422.9
Minority interests		5.4		-
Capital employed		2,422.6		2,422.9

GUS plc
GROUP CASH FLOW STATEMENT
for the year ended 31 March 2002

	2002 £m	2001 £m
Cash flow from operating activities		
Operating profit	**396.8**	385.3
Depreciation and goodwill charges	**338.7**	308.3
Increase in working capital	**(195.0)**	(47.9)
	540.5	645.7
Dividends received from associated undertakings	**22.8**	6.9
Returns on investments and servicing of finance	**(43.0)**	(54.6)
Taxation	**(82.0)**	(94.7)
Capital expenditure	**(321.8)**	(267.6)
Financial investment	**(15.5)**	(38.5)
Acquisition of subsidiaries	**(34.3)**	(172.7)
Disposal of subsidiaries	**6.3**	228.9
Dividends paid	**(212.8)**	(206.4)
Cash (outflow)/inflow before management of liquid resources and financing	**(139.8)**	47.0
Management of liquid resources	**(18.0)**	118.9
Financing - issue of shares	**1.7**	1.5
- change in debt and lease financing	**74.6**	(195.5)
Decrease in cash	**(81.5)**	(28.1)

Reconciliation of net cash flow to movement in net debt

	2002 £m	2001 £m
Decrease in cash	**(81.5)**	(28.1)
Cash (inflow)/outflow from movement in debt and lease financing	**(74.6)**	195.5
Cash outflow/(inflow) from movement in liquid resources	**18.0**	(118.9)
Movement in net debt resulting from cash flows	**(138.1)**	48.5
Loans and finance leases acquired with subsidiaries	**(7.2)**	(3.1)
New finance leases	**(4.9)**	(3.4)
Exchange movements	**(3.8)**	(118.7)
Movement in net debt	**(154.0)**	(76.7)
Net debt at beginning of year	**(1,130.4)**	(1,053.7)
Net debt at end of year	**(1,284.4)**	(1,130.4)

GUS plc
DIVISIONAL ANALYSIS
for the year ended 31 March 2002

	Turnover		Profit before taxation	
	2002	2001	**2002**	2001 (Restated) (Note 1)
	£m	£m	**£m**	£m
Experian	**1,092.1**	1,018.4	**229.1**	216.6
Argos Retail Group				
Argos	**2,846.9**	2,387.0	**204.0**	160.8
Home Shopping - UK & Ireland	**1,533.3**	1,540.4	**33.1**	25.1
Financial Services	**10.7**	-	**(4.8)**	4.5
Home Shopping - Continental Europe	**237.9**	322.2	**22.4**	21.7
	4,628.8	4,249.6	**254.7**	212.1
Reality	**470.9**	476.0	**0.5**	5.1
Burberry	**499.2**	424.7	**90.3**	69.5
South African Retailing	**122.7**	150.2	**30.9**	30.7
Finance Division	**29.6**	113.8	**15.1**	20.2
Property	**-**	-	**24.8**	29.6
gusco.com	**1.3**	1.0	**(9.7)**	(12.6)
	6,844.6	6,433.7	**635.7**	571.2
Inter-divisional turnover (mainly Reality)	**(387.3)**	(393.1)		
	6,457.3	6,040.6		
Central costs			**(17.1)**	(10.1)
			618.6	561.1
Net interest			**(66.5)**	(74.3)
Profit before amortisation of goodwill, exceptional items and taxation			**552.1**	486.8
Amortisation of goodwill (principally Argos)			**(99.4)**	(92.3)
Exceptional items (Note 2)			**(72.6)**	(84.7)
Profit before taxation			**380.1**	309.8

GEOGRAPHICAL ANALYSIS
for the year ended 31 March 2002

	Turnover		Profit before taxation	
	2002	2001	**2002**	2001 (Restated) (Note 1)
	£m	£m	**£m**	£m
United Kingdom & Ireland	**4,976.7**	4,550.9	**367.9**	318.4
Continental Europe	**533.2**	582.4	**46.6**	50.2
North America	**793.7**	745.7	**161.2**	154.3
Rest of World	**153.7**	161.6	**42.9**	38.2
	6,457.3	6,040.6	**618.6**	561.1
Net interest			**(66.5)**	(74.3)
Profit before amortisation of goodwill, exceptional items and taxation			**552.1**	486.8
Amortisation of goodwill (principally Argos)			**(99.4)**	(92.3)
Exceptional items (Note 2)			**(72.6)**	(84.7)
Profit before taxation			**380.1**	309.8

GUS plc
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 31 March 2002

	2002 £m	2001 £m
Profit for the year	**256.6**	203.7
Revaluation of properties	**(9.7)**	(17.1)
Currency translation differences	**(41.9)**	(60.8)
Total recognised gains and losses for the year	**205.0**	125.8

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS
for the year ended 31 March 2002

		2002 £m	2001 £m
Profit for the year		**256.6**	203.7
Dividends	- Interim	**(64.5)**	(62.1)
	- Final	**(151.9)**	(147.8)
		40.2	(6.2)
Goodwill on disposals		**4.0**	40.4
Goodwill charged to reserves*		**-**	(1.2)
Shares issued under option schemes		**1.7**	1.5
Revaluation of properties		**(9.7)**	(17.1)
Currency translation differences		**(41.9)**	(60.8)
		(5.7)	(43.4)
Opening shareholders' funds		**2,422.9**	2,466.3
Closing shareholders' funds		**2,417.2**	2,422.9

* Deferred consideration in respect of acquisitions by Experian prior to the adoption of FRS 10.

ANALYSIS OF NET BORROWINGS
at 31 March 2002

	2002 £m	2001 £m
Cash and other liquid resources	**171.9**	243.3
Debt due within one year	**(646.2)**	(696.3)
Finance leases	**(10.5)**	(14.9)
Debt due after more than one year	**(799.6)**	(662.5)
Net debt at end of year	**(1,284.4)**	(1,130.4)
Non-recourse borrowings	**(201.0)**	(581.5)
Net borrowings at end of year	**(1,485.4)**	(1,711.9)

GUS plc
NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation

The financial information set out in this announcement does not constitute the Group's statutory financial statements for the year ended 31 March 2002 but is taken from those financial statements, which have received an unqualified report by the auditors and will be delivered to the Registrar of Companies.

The implementation by the Group of Financial Reporting Standards 18 'Accounting Policies' and 19 'Deferred Tax' has had no material effect on reported profits. The basis on which interest is reported has been changed in relation to the Financial Services and Finance Divisions to provide a more appropriate presentation of their profitability. Financial Services operating profit is stated after charging £3.0m of funding costs for the Argos Store Card. The Finance Division is stated after charging a further £4.4m of funding costs over and above the interest charge associated with its non-recourse borrowing. Comparative figures have been restated and the effect is to reduce both operating profit and net interest by £13.9m in the year ended 31 March 2001. There is no effect on profit before taxation.

2. Exceptional items

Exceptional items comprise:

	2002 £m	2001 £m
Restructuring costs:		
Redundancy and other costs incurred in connection with the combination of Argos and Home Shopping operations and the formation of Reality	36.4	30.5
Redundancy and associated costs incurred in connection with the closure of General Guarantee Finance to new business	-	13.1
	36.4	43.6
Impairment of goodwill (principally Reality)	27.5	-
	63.9	43.6
VAT refunds in UK Home Shopping (including interest of £3.3m)	-	(4.6)
Loss/(profit) on sale of fixed asset investments	2.1	(4.6)
	66.0	34.4
Loss on sale of businesses	6.6	50.3
Exceptional charge	72.6	84.7

The loss/(profit) on the sale of fixed asset investments relates to the disposal by Experian of Internet related investments in the US.

The loss on sale of businesses, after charging goodwill previously written off to reserves, comprises:

	2002 £m	2001 £m
Universal Versand	-	23.0
Highway Vehicle Management	-	13.0
Other disposals	6.6	14.3
	6.6	50.3
Goodwill previously written off to reserves:	0.3	40.4

3. Taxation

The effective rate of tax, before goodwill charge and loss on sale of businesses, has increased from 23.5% to 23.8%.

4. Basic and diluted earnings per share

	2002 pence	2001 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**41.7**	37.2
Effect of amortisation of goodwill	**(9.9)**	(9.2)
Effect of exceptional items	**(6.1)**	(7.7)
Basic earnings per share	**25.7**	20.3

The calculation of basic earnings per share is based on profit for the year of £256.6m (2001 £203.7m) divided by the weighted average number of Ordinary shares in issue of 999,811,097 (2001 1,002,535,413). Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group and is based on profit of £417.0m (2001 £373.4m):

	2002 £m	2001 £m
Earnings before amortisation of goodwill and exceptional items	**417.0**	373.4
Effect of amortisation of goodwill	**(99.4)**	(92.3)
Effect of exceptional items	**(61.0)**	(77.4)
Profit after taxation	**256.6**	203.7

	2002 m	2001 m
Weighted average number of ordinary shares in issue during the year*	**999.8**	1,002.5
Dilutive effect of options outstanding	**7.4**	-
Diluted weighted average number of ordinary shares in issue during the year	**1,007.2**	1,002.5

* excluding those held by The GUS ESOP Trust and The GUS ESOP Trust No. 2 upon which dividends have been waived.

The calculation of diluted earnings per share reflects the potential dilutive effect of the exercise of employee share options.

5. Foreign currency

The principal exchange rates used were as follows:

	Average		Closing	
	2002	2001	**2002**	2001
US dollar	**1.43**	1.48	**1.43**	1.43
South African rand	**13.52**	10.84	**16.15**	11.46
Euro	**1.62**	1.64	**1.64**	1.62

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into sterling at average rates of exchange.

6. Dividend

The final dividend will be paid on 30 August 2002 to shareholders on the Register at the close of business on 2 August 2002.

62 S.07

GUS

Ref: PGC/klf

31 May 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	898169
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 30 May 2002 GUS plc received notification of the following purchases on that day by directors of Ordinary shares of 25p each in this Company at a price of 658.4635 pence per share:

a) Sir Victor Blank – 80,000 shares. Following this purchase, Sir Victor has interests in 183,000 shares in the Company.
b) John Peace – 10,000 shares. Following this purchase, Mr Peace holds 40,000 shares in the Company.
c) Terry Duddy – 15,000 shares. Following this purchase, Mr Duddy holds 17,500 shares in the Company.

GUS plc

Board change

GUS plc, the retail and business services group, today announces that Victor Barnett will retire from the Board on 1 July 2002.

Sir Victor Blank, Chairman, commented:

'Victor Barnett joined the Board of GUS in 1987 and has been closely involved in all aspects of the business. I would like to thank him for his contribution to the transformation of Burberry into a world-class luxury brand. We wish him well for the future'.

Enquiries:

Finsbury	Rupert Younger Rollo Head	0207 251 3801

CONFIRMATION NO
62 5017

GUS

Ref: PGC/klf

5 June 2002

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	602297
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 31 May 2002, Towers Perrin Eagle Star Share Plan Services (Guernsey) Limited, purchased 334,000 ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust at a price of £6.535797 per share and 950,000 shares at a price of £6.535797 per share as trustee of the GUS plc ESOP Trust No. 3. Directors of the Company are potential beneficiaries of these ESOP's and accordingly this share purchase is deemed to increase their interests in the ordinary share capital of the Company.

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

Ref: PGC/klf

13 June 2002

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	682777 822777
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

SEE ATTACHED ANNOUNCEMENT

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

GUS plc
("THE COMPANY")

GRANT OF SHARE OPTIONS TO DIRECTORS

The Company has granted options in respect of its Ordinary shares of 25p to the following directors:-

Name of director	Date of grant	Period during or date on which exercisable	Amount paid for grant of option	Number of shares	Exercise price
John Peace	06.06.2002	06.06.2005 to 05.06.2012	Nil	99,540	653p
Terry Duddy	06.06.2002	06.06.2005 to 05.06.2012	Nil	80,398	653p
David Tyler	06.06.2002	06.06.2005 to 05.06.2012	Nil	58,192	653p
Alan Smart	06.06.2002	06.06.2005 to 05.06.2012	Nil	14,235	653p

Following this notification, options are held by directors over 1,414,636 Ordinary shares of 25p in the Company.

AWARDS UNDER THE GUS PLC PERFORMANCE SHARE PLAN

The Company also made awards on 6 June 2002 to the above directors under the terms of The GUS plc Performance Share Plan by reference to a price of 653p per share. The awards are subject to performance conditions and the maximum numbers of shares which could vest in the case of each of these directors in respect of this award are as follows:-

Name of director	Maximum number of shares
John Peace	99,540
Terry Duddy	80,398
David Tyler	58,192
Alan Smart	14,235

Following this notification, awards are held by directors under the terms of The GUS plc Performance Share Plan in respect of 643,317 Ordinary shares of 25p in the Company.